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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period __April 2004 _____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated April 13, 2004

2.

News Release dated May 19, 2004

3.

Interim Financial Statements (Unaudited) for the Period Ended March 31, 2004.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: June 16, 2004	Signed: /s/ Simon Ridgway President and Director

PILAGOLD

RADIUS

INC.

EXPLORATIONS LTD.

NR 2004-05

NR 2004-05

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

NEWS RELEASE

April 13, 2004

Radius / PilaGold Announce Banderas Drill Results

& Provide Merger Update

Vancouver, April 13, 2004.  PilaGold Inc. (“PilaGold”) and Radius Explorations Ltd. (“Radius”) are pleased to announce results from the second phase of diamond drilling at the Banderas project in Eastern Guatemala.

Highlights of the recently completed drilling include intersections of 11.6 g/t Au equivalent over 2.2m in hole BDD-014; 8.5 g/t Au equivalent over 2.6m in hole BDD-019 including 16.1 g/t Au equivalent over 1.2m; and 5.2 g/t Au equivalent over 6.7m in hole BDD-022, including 13.3 g/t Au equivalent over 0.9m.  Detailed assay results from the second phase of drilling are tabulated below together with the intercepts from the first stage of drilling in 2003.  An updated drill plan can be found at the PilaGold web site (www.pilagold.com).

Banderas is held under a joint-venture agreement whereby PilaGold can earn a 60% interest in the property from Radius through exploration expenditures (see below).  The property hosts a classic epithermal gold vein system:  Gold and silver bearing quartz-carbonate veins and breccias are hosted by felsic to intermediate flows and tuffs which comprise a volcanic dome field.  Parallel vein structures have been traced in outcrop and float up to 2,500m along strike, and at least 5 vein systems have been identified on the property to date.

The 12 hole (1,643m) core drilling program was completed in mid-March, and was designed to test for strike and dip extensions to known mineralization on the main Pyramid Hill and M28 trends.  Significant intercepts have now been defined 1,500m along strike on the Pyramid Hill zone.  Previous phase 1 core drilling consisted of 902m in 10 holes, completed in October 2003.

The main M28 vein structure has now been drill tested over 350m strike length on 3 sections, up to 180m down dip.  The 130-140º trending vein is generally 2-5m wide and dips 30-40º to the west, occurring at the contact between basement andesites and overlying rhyo-dacites flows.  In this case the structure appears to be sub-horizontal, or may have been disrupted by “east side down” normal faulting, to produce vein intercepts which step down to the east.

The Pyramid Hill vein structure has been drill tested over 1,500m strike on 3 sections, up to 90m down dip.  This 130-140º trending structure dips sub-vertically, with multiple vein intercepts in a structural zone up to 50m wide on one section.  Again, the veins occur along the contact between andesites and overlying rhyo-dacites flows.

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Gold and silver mineralization in both zones is generally associated with banded white chalcedonic quartz and black (silver sulphide) “ginguro” bands.  Significant gold values generally fall in the 2-12 g/t range with local high grade values up to 18.7 g/t (over 1.5m).

The full results of the Phase 1 and 2 drill programs are currently being compiled.  The drilling completed to date has demonstrated that a substantial strike length of mineralized vein system exits at Banderas.  Interestingly, the source (or sources) of a number of extremely high hypogene-grade float samples (which returned values of up to 374 g/t Au and 3,524 g/t Ag in one particular sample) has yet to be identified in drilling.

In light of this, additional trenching and prospecting are now underway at Banderas with the aim of following up several untested high grade float discoveries on the western and southern margins of the property, and a third round of drilling is being planned for Banderas for later this year.

Table 1: Banderas Drilling:  Second Stage Results

Zone	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq.*
Knob Hill	BDD-011	No significant results
Knob Hill	BDD-012	91.1	93.1	2.0	4.4	31.9	5.0
Knob Hill	BDD-013	No significant results
Pyramid Hill	BDD-014	56.3	58.5	2.2	6.9	261.9	11.6
		70.1	71.6	1.5	4.2	232.0	8.4
Pyramid Hill	BDD-015	65.5	67.0	1.5	3.8	9.8	4.0
Pyramid Hill	BDD-016	154.5	156.1	1.6	5.0	4.3	5.1
Pyramid Hill	BDD-017	Hole abandoned
Knob Hill	BDD-018	67.9	71.6	3.7	3.9	99.3	5.7
	Including	67.9	68.5	0.6	12.1	28.1	12.6
Knob Hill	BDD-019	86.9	89.6	2.6	6.8	94.8	8.5
	Including	88.4	89.6	1.2	14.0	103.0	16.1
Cerro Golera	BDD-020	No significant results
Creek Zone	BDD-021	No significant results
Stone wall	BDD-022	62.5	69.2	6.7	3.9	69.8	5.2
	Including	66.8	67.7	0.9	11.8	90.5	13.3

*Au equivalency calculated using 1:55 price ratio between $8 Ag and $420 Au.

Table 2: Banderas Drilling:  First Stage Results

Zone	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Eq.*
M28	BDD-001	13.8	14.3	0.5	6.2	99	8.0
M28	BDD-002	28.5	30.3	1.8	2.9	57	3.9
M28	BDD-003	28.9	30.7	1.8	7.2	123	9.4
M28	BDD-004	53.9	58.2	4.3	6.0	72	7.3
	Including	53.9	54.6	0.7	14.8	5	14.9
M28	BDD-005	29.0	30.5	1.5	7.4	84	8.9
M28	BDD-006	48.8	50.5	1.7	6.0	76	7.4
M28	BDD-007	77.7	79.3	1.6	7.5	33	8.1
M28	BDD-008	86.9	90.5	3.6	9.3	41	10.0
	Including	89.0	90.5	1.5	18.8	64	20.0
M28	BDD-009	44.2	45.7	1.5	3.1	31	3.7
M28	BDD-010	67.1	68.6	1.5	1.9	2.0	1.9

*Au equivalency calculated using 1:55 price ratio between $8 Ag and $420 Au.

Background Information

PilaGold is earning a 60% interest in Banderas project from Radius Explorations Ltd.  To exercise the Banderas option, PilaGold must spend CAD$4.0-million in exploration expenditures on the Project over a three year period.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the Banderas exploration program.  The geological and assay data reported in this news release was communicated to Radius by PilaGold.  Radius has not independently verified the assay or geological information.  Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release have been accurately summarized from the information provided to Radius by PilaGold.

Radius Explorations Ltd. / PilaGold Inc. Merger

In other news, the preparation of documentation pertaining to the Plan of Arrangement for the proposed merger between Radius and PilaGold is proceeding satisfactorily.

A Fairness Opinion on the proposal for Radius shareholders was commissioned by the Radius Board from Ross Glanville Associates of Burnaby, BC (“RGA”).  RGA concluded that the proposed terms of amalgamation are fair and reasonable, from a financial point of view, to the shareholders of both parties.  Subsequently, the Glanville report was reviewed on behalf of the PilaGold Board by B.J. Price Geological Consultants Inc., who concluded that the proposed merger would be fair to the shareholders of PilaGold.

The Boards of Radius and PilaGold have set the date of May 25th, 2004 for their respective Extraordinary Shareholders Meetings at which shareholders will be requested to vote to approve the proposed merger.

On completion, the merged company - which will be named Radius Gold Inc. - will be the Central American gold exploration leader with approximately 50-million shares issued, and close to Cdn$20-million cash in the treasury with which to conduct its exploration programs.

For further information on PilaGold or Radius Explorations, please call toll free 1-888-627-9378 or visit our web sites (www.pilagold.com and www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILAGOLD INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

23.1 million

Shares Issued:

40.3 million

PILAGOLD

RADIUS

INC.

EXPLORATIONS LTD.

NR 2004-06

NR 2004-06

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

NEW RELEASE

May 19, 2004

Radius Explorations / PilaGold

Merger Plans & Exploration Update

Radius Explorations Ltd. (RDU) and PilaGold Inc. (PRI) are pleased to announce that the Extraordinary General Meetings of each company at which shareholders will be invited to vote to approve the proposed merger have been scheduled for June 1st, 2004. If the merger is approved by the shareholders of each company, and following court approval on June 14th, it is anticipated that the new entity, Radius Gold Inc., will commence trading on the TSX Venture exchange by June 15th.

The Joint Information Circular relating to the proposed amalgamation has been completed and distributed to shareholders.  Shareholders of either company who have not received a copy of the merger document but would like to, can contact Ralph Rushton (1-888-627-9378) at the head office of the company.

The combination of the businesses will have the following advantages to the shareholders of both companies:

•

The consolidation of the landholdings and treasuries will result in a Nicaraguan portfolio second to none in the most prospective country in the region, managed by a single, well financed company.

•

The formation of a focused and dedicated management team and the elimination of any perceived conflicts of interest.

•

The reduction of administrative and regulatory compliance costs.

Exploration Update

El Pavon, Nicaragua

In Central Nicaragua Radius continues to focus on the Pavon epithermal discovery.  To date, exploration at Pavon has identified at least five significant quartz-adularia veins hosted by a package of volcanic rocks.  The main Pavon vein has been identified for a strike length of >4 km. Over 30 hand-dug trenches have been completed on this vein by Radius geological staff.  The weighted average of all of these trenches is 6.7 g/t gold over 3.5m. Trenching on the parallel Las Brisas, Manzaris and Las Vallas veins is returning similar grades and thicknesses.  This work is ongoing.

Recent prospecting on the property has also identified broader areas of quartz stockworking –up to 100s of meters in strike length- associated with what appear to be conjugate vein splays off the main trends. For example, at the Pavon North Splay and Astrid zone, broader stockwork zones exist with samples returning grades in the 1g/t to 5g/t range associated with micro-fractures, quartz veining and pervasive silicification.

Radius has assembled an extensive 100% owned land package in the area, comprised of three granted exploration licenses and five applications, covering a total area of approximately 210,000 hectares.  In all, Radius’ management consider that the project is developing exceptionally well, and drilling is expected to start later in the year.

New Prospects in Nicaragua

Elsewhere in Nicaragua follow-up of geochemical anomalies has identified new vein systems at El Castillo and at San Pedro in north-central Nicaragua.  At Castillo, chip samples ranging from trace gold up to 61.5g/t gold over 1m have been returned from banded quartz veins traceable in float and outcrop for roughly 5km.  At San Pedro, banded quartz float has been found over a strike length of 4km associated with strongly anomalous stream sediment geochemistry.  First-phase detailed work is continuing on these prospects.

Kuikuinita, Nicaragua

The Kuikuinita concession lies in northeastern Nicaragua, 250 km by road from Managua and 35 km southwest of the "Golden Triangle" district (5-million oz historic production).  PilaGold originally acquired 28,600 hectares, which has since been expanded to 139,000 hectares.

Intrusive-related gold mineralization occurs in altered rocks over an area of 5km by 5km representing a significant bulk tonnage, low grade gold target.  Trenching at Lomas Los Indios, one of the more significant geochemical and geophysical anomalies, indicates that gold mineralization is hosted by stocks and dykes cutting ophiolitic ultramafics and volcanic wall rocks affected by pervasive quartz-sericite-pyrite alteration.

Drilling is underway at Kuikuinita with 15 holes planned in this first stage program.

Banderas, Guatemala

The Banderas property hosts a classic low sulphidation epithermal vein system associated with the emplacement of rhyolitic to dacitic volcanic domes.  Gold and silver bearing quartz-carbonate veins and breccias are hosted by felsic to intermediate flows and tuffs.  Individual vein structures have been traced in outcrop, float and by drill holes for up to 2,500m along strike.

Two rounds of drilling totaling 22 holes (< 2,545m) have been completed on the property using a man portable rig.  Although drill results to date have been mixed, management believes further work is warranted on this prospect: the mineralized footprint is large and exceptional grades have been obtained from float samples.  A work program will be prepared post merger.

Tambor Properties, Guatemala

This property is located on the south side of the Motagua fault zone in central Guatemala.  The Tambor Properties host an orogenic lode gold belt, containing 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources in high-grade veins, according to the independent resource estimate prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado.

Significantly, there are at least two major gold-in-soil anomalies (over 14 linear kilometers) with associated anomalous rock samples that have yet to be drill tested.  Recently geophysics has been completed over the resource area and structural/geological studies are underway prior to planning for further drilling at Tambor.

Negotiations are underway with potential joint-venture partners on several other properties owned by the Companies and announcements are expected shortly.

Qualified Persons

Peter Thiersch, M.Sc., P.Geol. is the Qualified Person as defined by National Instrument 43-101 with respect to PilaGold’s exploration programs.  Harmen Keyser, P.Geol. is the Qualified Person with respect to Radius’s exploration programs.

For further information on Radius or PilaGold, please call toll free 1-888-627-9378 or visit our web sites at www.radiusgold.com and www.pilagold.com.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILAGOLD INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

23.1 million

Shares Issued:

40.3 million

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

March 31,

December 31,

2004

2003

ASSETS

CURRENT Cash and short-term deposits	$13,437,389	$14,784,487
Advances and other receivables	99,945	73,150
Due from related parties (Note 5)	179,157	385,061
Prepaid expenses and deposits	178,714	54,541
	13,895,205	15,297,239
CAPITAL ASSETS	241,047	152,902
DEFERRED EXPLORATION COSTS	10,147,414	7,657,963
	$24,283,666	$23,108,104
CURRENT Accounts payable and accrued liabilities	LIABILITIES $168,112	$226,174
Due to related party	$ -	$275,812
	$168,112	$501,986
SHARE CAPITAL	SHAREHOLDERS' EQUITY	27,539,692
	29,521,270
CONTRIBUTED SURPLUS	356,158	234,500
	29,877,428	27,774,192
DEFICIT	(5,761,874)	(5,168,074)
	24,115,554	22,606,118
	$24,283,666	$23,108,104

APPROVED BY THE DIRECTORS:

"signed"

, Director Simon Ridgway

"signed"

, Director Mario Szotlender

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2004	2003
DEFICIT - BEGINNING OF PERIOD	$5,168,074	$3,446,011
Net loss for the period	593,800	142,647
DEFICIT - END OF PERIOD	$5,761,874	$3,588,658

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2004	2003
REVENUE Interest income	$14,235	$3,896
EXPENSES Amortization	6,634	5,420
Bank charges and interest	1,359	634
Consulting fees	16,305	806
Foreign currency exchange	19,711	8,711
Legal and accounting fees	19,954	469
Management fees	7,500	7,500
Non-cash compensation charge (Note 6)	121,658	-
Office and miscellaneous	6,593	4,487
Public relations	306,177	74,122
Regulatory and stock exchange fees	15,331	2,892
Rent and utilities	7,879	6,438
Repair and maintenance	1,411	1,389
Salaries and wages	42,572	18,062
Telephone and fax	2,181	892
Transfer agent fees	1,721	2,839
Travel and accommodation	31,049	11,882
	608,035	146,543
NET LOSS FOR THE PERIOD	$(593,800)	$(142,647)
LOSS PER SHARE	$(0.02)	$(0.01)

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31,2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2004	2003
OPERATING ACTIVITIES Net loss for the period	$(593,800)	$(142,647)
Items not involving cash Amortization	6,634	5,420
Non-cash compensation charge	121,658	-
	(465,508)	(137,227)
Changes in non-cash working capital items	121,679	99,342
	(343,829)	(37,885)
FINANCING ACTIVITIES Proceeds on issuance of common shares	46,388	1,490,317
Share subscriptions converted to common shares	-	(500,000)
Issue costs of common shares	(1,809)	(71,555)
	44,579	918,762
INVESTING ACTIVITIES Advances for exploration costs	(332,383)	(174,540)
Due from related parties	(69,908)	2
Expenditures on deferred exploration costs	(552,451)	(313,536)
Purchase of capital assets	(93,106)	(5,400)
	(1,047,848)	(493,474)
INCREASE (DECREASE) IN CASH	(1,347,098)	387,403
Cash - beginning of period	14,784,487	1,858,623
CASH - END OF PERIOD	$13,437,389	$2,246,026

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Guatemala			Nicaragua	Three Month Period Ended Mar. 31, 2004	Year Ended Dec. 31, 2003
JV Project PilaGold			Other
Marimba Other
BALANCE - BEGINNING OF PERIOD	$112,241	$6,875,681	$670,041	$7,657,963	$5,504,170
ACQUISITION COSTS Cash	-				1,077,504
Shares		1,937,000		1,937,000
EXPENDITURES DURING THE PERIOD Automobile	-	12,586	15,714	28,300	48,181
Camp, food and supplies	-	10,268	10,369	20,638	66,620
Drafting, maps and printing	-	69	7,648	7,717	10,000
Drilling	-	20,077	-	20,077	6,356
Equipment	-	246	1,396	1,642	-
Equipment rental	-	3,289	1,042	4,331	6,141
Exploration administration	-	905	6,988	7,893	145,046
Geochemistry	-	7,543	37,803	45,346	53,126
Geological consulting	-	54,908	142,184	197,093	456,589
Geophysics	-	35,637	-	35,637	6,254
Legal and accounting	-	1,116	4,027	5,143	51,127
Licenses, rights and taxes	-	22,592	14,673	37,265	106,953
Materials	-	9,785	8,281	18,066	19,772
Medical expenses	-	1,954	4,264	6,218	26,906
Property payments	-	14,976	8,989	23,965	-
Rent and utilities	-	14,009	5,635	19,643	-
Repair and maintenance	-	570	400	970	-
Salaries and wages	-	16,224	23,152	39,376	113,080
Shipping	-	1,856	1,221	3,077	1,452
Foreign Exchange	-	33	(4,701)	(4,668)	-
Telephone and communications	-	3,707	3,793	7,500	29,768
Travel and accommodation	-	4,470	22,752	27,223	55,796
		236,821	315,630	552,451	1,203,167
EXPENDITURES RECOVERED	-	-	-	-	(18,546)
WRITTEN-OFF DURING THE PERIOD	-	-	-	-	(108,332)
BALANCE - END OF PERIOD	$112,241	$9,049,502	$985,671	$10,147,414	$7,657,963

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited — Prepared by Management)

Three Month Period Ended March 31, 2004

1.

Basis of Presentation

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala, Nicaragua and Panama.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Nature of Operations

The Company was incorporated on September 9, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Guatemala and Nicaragua. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3.

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the settlement method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

4.

Loss Per Share

The basic loss per share is based on the weighted average number of shares outstanding. The fully diluted loss per share is not presented as it would be anti-dilutive.

5.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead. These amounts are non-interest bearing and have no fixed repayment terms.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited - Prepared by Management)

Three Month Period Ended March 31, 2004 - Page 2

6.

Capital Stock

a) b)	Authorized:		Price	$
	100,000,000 common shares without par value
	Issued:	Number of Shares
	Balance: December 31, 2000	10,550,500		4,197,496
	Exercise of warrants	1,797,500	0.80	1,438,000
	Issued for cash	1,373,334	0.60	824,000
	Exercise of stock options	55,000	0.60	33,000
	Issued for cash	3,904,762	1.05	4,100,000
	Exercise of stock options	25,000	0.85	21,250
	Issued for mineral property option	100,000	1.00	100,000
	Exercise of stock options	105,000	0.35	36,750
	Less: issue costs	-		(49,618)
	Balance December 31, 2001	17,911,096		10,700,879
	Issued for cash	4,794,800	0.20	958,960
	Less: issue costs	-		(7,074)
	Balance December 31, 2002	22,705,896		11,652,765
	Issued for cash	1,000,000	0.50	500,000
	Exercise of stock options	275,000	0.60	165,000
	Exercise of stock options	155,000	0.65	100,750
	Exercise of stock options	255,000	0.68	173,400
	Exercise of stock options	30,000	0.90	27,000
	Exercise of stock options	20,000	0.94	18,800
	Exercise of stock options	20,000	0.95	19,000
	Exercise of stock options	130,000	0.99	128,700
	Exercise of stock options	40,000	1.00	40,000
	Exercise of stock options	10,000	1.01	10,100
	Exercise of stock options	50,000	1.25	62,500
	Exercise of stock options	170,000	1.35	229,500
	Exercise of warrants	1,123,334	0.74	831,267
	Exercise of warrants	2,145,000	0.25	536,250
	Exercise of warrants	738,750	0.55	406,313
	Exercise of warrants	2,982,262	1.25	3,727,828
	Private placement	6,545,000	1.50	9,817,500
	Less: issue costs	-		(906,980)
	Balance December 31, 2003, 2003	38,395,242		27,539,692
	Exercise of warrants	11,250	0.55	6,188
	Exercise of warrants	25,000	0.25	6,250
	Issued for property acquisition	1,300,000	1.49	1,937,000
	Exercise of stock options	25,000	0.95	23,750
	Exercise of stock options	15,000	0.68	10,200
	Less: issue costs	-		(1,809)
	Balance March 31, 2004	39,771,492		29,521,270

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited — Prepared by Management)

Three Month Period Ended March 31, 2004 — Page 3

6.

Capital Stock (cont'd)

Escrow Shares

As at March 31, 2004, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options are for a maximum term of five years.

March 31, 2004

March 31, 2003

Number of   Weighted Average

 Weighted Average

Options        Exercise Price                          Number of Options       Exercise Price

Outstanding, beginning year

2,220,000                          $0.91

1,530,000                        $0.90
Cancelled

Granted

250,000

1.30

940,000

0.68

425,000

1.32

200,000

0.90

270,000

0.99

10,000

1.01

(15,000)

0.68

(45,000)

0.65

(25,000)

0.95

(185,000)

0.60

(20,000)

0.94

Outstanding, end of period                               2,855,000                         $1.01

2,700,000

$0.86

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements (Unaudited — Prepared by Management)

Three Month Period Ended March 31, 2004 — Page 4

6.

Capital Stock (cont'd) Stock Options (cont'd)

The following stock options were outstanding and exercisable at March 31, 2004:

Number	Exercise Price	Expiry Date
77,000	0.65	Oct. 31, 2004
40,000	0.65	Dec. 12, 2004
64,000	0.60	Nov. 15, 2005
54,000	0.68	Jan. 11, 2006
125,000	0.85	Jan. 24, 2006
180,000	1.00	July 10, 2006
670,000	0.68	Jan. 7, 2008
170,000	0.90	Jan. 15, 2008
140,000	0.99	Jan. 27, 2008
30,000	0.95	April 2, 2008
300,000	1.10	August 7, 2008
150,000	1.30	Jan. 14, 2005
100,000	1.30	Jan. 14, 2009
425,000	1.32	Feb. 26, 2009
330,000	1.35	June 14, 2004
2,855,000

Warrants

The following share purchase warrants were outstanding at March 31, 2004:

Number	Exercise Price	Expiry Date
2,624,800	0.25	December 19, 2004
458,150	1.50	May 13, 2005
3,272,500	1.75	November 13, 2005
6,355,450

Stock-Based Compensation

The Company uses the settlement method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted after January 1, 2002 to directors, officers and employees, the Company's net loss and loss per share for the three month period ended March 31, 2004 would have been as follows:

	Mar 31, 2004	Mar 31, 2003
Net Loss for the period	$ (593,800)	$ (142,647)
Fair value of options granted	$ (308,144)	$ (709,931)
Pro-forma loss	$ (901,944)	$ (852,578)
Basic loss per share	$(0.02)	$(0.03)

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements (Unaudited — Prepared by Management)

Three Month Period Ended March 31, 2004 — Page 5

6.

Capital Stock (cont'd)

Stock-Based Compensation (cont'd)

A non-cash compensation charge of $121,658, associated with the granting of options to a consultant, has been recognized in the financial statements for the three months ended March 31, 2004. The compensation charge associated with directors' and employees' options in the amount of $308,144 is not recognized in the financial statements, but included in the pro forma amounts above. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Risk-free interest rate	2.25%
	Expected stock price volatility	64.00%
	Expected term in years	5
	Expected dividend yield	0.0%
7.	Related Party Transactions

During the three month period ending March 31, 2004 the Company entered into the following transactions with related parties:

a.

Paid $16,500 (March 3, 2003 - $16,500) in geological consulting fees to a company controlled by a director.

b.

Paid $7,500 (March 31, 2003 - $7,500) in management fees to a company controlled by a director.

c.

Advances and other receivables include $20,000 due from a director and arose from advances for travel costs incurred on behalf of the company.

d.

Due from related parties include $179,157 (March 31, 2003 $385,061) due from companies which have a common director with the company and arose from shared administrative costs.

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector relating to gold exploration. Due to the geographic and political diversity, the Company's exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's resource properties are located in Guatemala and Nicaragua.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements (Unaudited — Prepared by Management)

Three Month Period Ended March 31, 2004 — Page 6

8.

Segmented Information (cont'd)

Details of identifiable assets by geographic segments are as follows:

Period Ended

Year Ended

March 31, 2004

December 31, 2003

Total Assets
Canada	$13,781,878	$14,119,950
Guatemala	9,284,181	7,904,303
Nicaragua	1,086,522	952,766
Panama	131,085	131,085
	$24,283,666	$23,108,104
Capital Assets Canada	$11,763	$3,913
Guatemala	114,041	126,242
Nicaragua	115,244	22,747
	$241,047	$152,902
Resource Properties Canada	$0	$0
Guatemala	3,014,504	1,077,504
Nicaragua	0	-
	$3,014,504	$1,077,504
Deferred Exploration Costs Canada	$0	$0
Guatemala	6,147,239	5,910,418
Nicaragua.	985,671	670,041
	$7,132,910	$6,580,459

9.

Non-cash Transaction

During the three month period ended March 31, 2004 the Company issued 1,300,000 common shares with a value of $1,937,000 as payment on the El Tambor Project.

RADIUS EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS
First Quarter Report – March 31, 2004

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004. The following information, prepared as of May 27, 2004, should be read in conjunction with the March 31, 2004 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated. The March 31, 2004 financial statements have not been reviewed by the Company’s auditors.

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala.

As more particularly described in the Joint Information Circular dated April 30, 2004 (which is available for viewing at www.sedar.com), the Company has called an extraordinary general meeting of its shareholders to consider a proposed amalgamation of the Company and PilaGold Inc. The combination of the businesses will have the following advantages to the shareholders of both companies:

·

The consolidation of the landholdings in Nicaragua will result in a formidable exploration entity in the most prospective country in the region.

·

The reduction of administrative and regulatory compliance costs.

·

The formation of a focused and dedicated management team and the elimination of any perceived conflicts of interest.

The resulting entity will be named Radius Gold Inc. The board of directors of Radius Gold will be a combination of the existing Radius and PilaGold directors, with Simon Ridgway remaining as President and CEO of the resulting entity.

Results of Operations

For the three months ended March 31, 2004, the Company had a consolidated net loss of $593,800 ($0.02 per share) compared to a net loss of $142,647 ($0.01 per share) in 2003. Interest income increased for 2004 as compared to 2003 due to a greater amount of funds invested. Public relations costs have increased significantly in 2004 as compared to 2003 as a result of printing and distributing marketing materials to at least 500,000 persons.

Salaries and legal and regulatory fees have increased for 2004 as compared to 2003 as a result of a higher number of corporate transactions. During the quarter, stock options to consultants vested resulting in the Company recording a stock-based compensation expense of $121,658 ($Nil in the first quarter 2003).

Quarterly Information

	First Qtr	Fourth Qtr	Third Qtr	Second Qtr	First Qtr	Fourth Qtr	Third Qtr	Second Qtr
	2004	2003	2003	2003	2003	2002	2002	2002
Total Income	14,235	39,378	17,881	10,994	3,896	18,275	-	12,793
Net Loss	593,800	1,155,510	200,823	223,083	142,647	263,507	140,428	122,760
Net Loss per share	0.02	0.06	0.01	0.01	0.01	0.01	0.01	0.01

Liquidity and Capital Resources

The Company’s cash resources have decreased slightly from $14.8 million at December 31, 2003 to $13.4 million as of March 31, 2004. During the first quarter of 2004, the Company’s interest income and proceeds on issuance of shares provided additional cash of $58,814, which partially offset the operating expenses for the quarter of $608,035. The Company also increased its prepaid expenses in the first quarter 2004 as compared to 2003, due to the prepayment of the cost of promotional programs to be conducted over the next six months.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 24 months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties

During the quarter ended March 31, 2004, approximately $237,000 was spent on the Company’s mineral properties in Guatemala. Of that amount, the major expenditure categories include approximately $54,900 for geological consulting fees, $35,600 for geophysics, $22,600 for licences and taxes, and $20,100 for drilling related costs. Approximately $315,600 was spent in Nicaragua. Of that amount, the major expenditure categories include approximately $142,200 for geological consulting fees, $37,800 for geochemistry, $23,200 for salaries, and $22,800 for travel costs.

During the quarter the Company increased its interest in the Tambor property by issuing to Gold Fields 1,300,000 shares at a deemed value of $1.49 per share. This is following Gold Fields’ incurring US$3,500,000 in property development.

Proposed Transactions

At the Company’s extraordinary general meeting to be held on June 1, 2004, shareholders will be asked to approve the proposed amalgamation of the Company and PilaGold Inc. Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com.

#

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position

The Company’s outstanding share position is 40,306,492 common shares.

Outstanding Warrants and Options

The Company’s outstanding share purchase warrants and incentive stock options are as follows:

Type of Security	Number	Exercise Price	Expiry Date
Warrants	2,089,800	$0.25	Dec. 19, 2004
Warrants	458,150	$1.50	May 13, 2005
Warrants	3,272,500	$1.75	Nov. 13, 2005
Options	77,000	$0.65	Oct. 31, 2004
Options	40,000	$0.65	Dec. 12, 2004
Options	64,000	$0.60	Nov. 15, 2005
Options	54,000	$0.68	Jan. 11, 2006
Options	125,000	$0.85	Jan. 24, 2006
Options	180,000	$1.00	July 10, 2006
Options	670,000	$0.68	Jan. 7, 2008
Options	170,000	$0.90	Jan. 15, 2008
Options	140,000	$0.99	Jan. 27, 2008
Options	30,000	$0.95	April 2, 2008
Options	300,000	$1.10	Aug. 7, 2008
Options	150,000	$1.30	Jan. 14, 2005
Options	100,000	$1.30	Jan. 14, 2009
Options	425,000	$1.32	Feb. 26, 2009
Options	330,000	$1.35	June 14, 2004

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.